

September 5, 2014

Via E-mail
Ms. M. Allison Steiner
Nightingale Onshore Holdings L.P.
Nightingale Offshore Holdings L.P.
c/o Rhône Capital IV L.P.
630 Fifth Avenue, Suite 2710
New York, New York 10111

> **Re:** **Elizabeth Arden, Inc.**
> **Schedule TO-T filed by Rhône Capital IV L.P. et al.**
> **Filed August 27, 2014**
> **File No. 005-17826**

Dear Ms. Steiner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Certain Information Concerning the Company, page 18

1.   Please revise to eliminate the disclaimer of responsibility appearing in the final paragraph of this section.

Source and Amount of Funds, page 20

2.   Please provide financial statements of the bidders. Alternatively, please provide a materiality analysis regarding the provision of financial statements that is not limited to the bidders' ability to pay the offer price. Refer to footnote 195 of SEC Release No. 34-42055 (October 22, 1999).

<u>Material Agreements, page 22</u>

3.   We note disclosure that the material agreements and summaries thereof are not intended to provide factual information about the purchasers or the company and that the representations and warranties were made solely for the benefit of the parties. Please revise to remove any implication that the agreements do not constitute public disclosure under the federal securities laws.

<u>Certain Conditions of the Offer, page 29</u>

4.   All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Please revise your disclosure to reflect this.

5.   The tender offer can be subject only to conditions that are based on objective criteria. Please revise the conditions in subparagraphs (iv) and (vi) to reflect this. Likewise, please revise the first sentence of the last paragraph of this section.

6.   Disclosure states that the conditions may be asserted by the bidders regardless of the circumstances giving rise to any such conditions. The tender offer can be subject only to conditions that are outside the bidders' control. Please revise this disclosure accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. M. Allison Steiner
Rhône Capital IV L.P.
September 5, 2014
Page 3

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Trevor S. Norwitz, Esq.
        Wachtell, Lipton, Rosen & Katz